SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Celularity Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

151190105
(CUSIP Number)

c/o Tan Kong Han
Dragasac Limited
25th Floor, Wisma Genting, Jalan Sultan Ismail, 50250
Kuala Lumpur, Wilayah Persekutuan, Malaysia
+(603) 2333-6888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 151190105	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
Dragasac Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
36,592,597 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
36,592,597 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,592,597 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. This amount includes 6,529,818 Common Shares that the Reporting Person has the right to acquire upon exercise of Warrants (as defined in the Original Schedule 13D).
2. Calculation is based on the sum of (i) 180,530,272 Common Shares outstanding as of May 18, 2023, as reported in the quarterly report on Form 10-Q filed by the Issuer on May 22, 2023, plus (ii) 6,529,818 Common Shares issuable to the Reporting Person upon exercise of Warrants, which have been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 151190105	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
Genting Berhad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
39,592,597 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
39,592,597 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,592,597 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1. This amount includes (i) 6,529,818 Common Shares that Dragasac Limited has the right to acquire upon exercise of Warrants (as defined herein) and (ii) 3,000,000 Common Shares that Resorts World Inc Pte. Ltd. has the right to acquire upon exercise of the RWI Warrant (as defined herein).
2. Calculation is based on the sum of (i) 180,530,272 Common Shares outstanding as of May 18, 2023, as reported in the quarterly report on Form 10-Q filed by the Issuer on May 22, 2023, plus (ii) 6,529,818 Common Shares issuable to Dragasac Limited upon exercise of Warrants, and (iii) 3,000,000 Common Shares issuable to Resorts World Inc Pte. Ltd. upon exercise of the RWI Warrant, each of (ii) and (iii) having been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 151190105	Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
Lim Kok Thay

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
415,357

	8	SHARED VOTING POWER
39,592,597 (1)

	9	SOLE DISPOSITIVE POWER
415,357

	10	SHARED DISPOSITIVE POWER
39,592,597 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,007,954 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1. This amount includes (i) 6,529,818 Common Shares that Dragasac Limited has the right to acquire upon exercise of Warrants (as defined herein) and (ii) 3,000,000 Common Shares that Resorts World Inc Pte. Ltd. has the right to acquire upon exercise of the RWI Warrant.
2. Calculation is based on the sum of (i) 180,530,272 Common Shares outstanding as of May 18, 2023, as reported in the quarterly report on Form 10-Q filed by the Issuer on May 22, 2023, plus (ii) 6,529,818 Common Shares issuable to Dragasac Limited upon exercise of Warrants, (iii) 3,000,000 Common Shares issuable to Resorts World Inc Pte. Ltd. upon exercise of the RWI Warrant, and (iv) an aggregate 415,357 Common Shares issuable to the Reporting Person upon exercise of a deferred compensation award, exercise of stock options, or vesting of restricted stock units (as described further in Item 5 herein), each of (ii), (iii), and (iv) having been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 151190105	Page 5 of 7 Pages
EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) amends certain items of the Schedule 13D filed with the Commission on July 26, 2021 (the “Original Schedule 13D”), relating to the Class A Common Stock, par value $0.0001 per share (the “Common Shares”), of Celularity, Inc. (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On May 16, 2023, the Issuer entered into a senior secured loan agreement (the “Loan Agreement”) with Resorts World Inc Pte. Ltd. (“RWI”), pursuant to which RWI provided a loan to the Issuer (the “Original Loan”) in the aggregate principal amount of $6.0 million net of an original issue discount amount equal to $120,000. On June 20, 2023, the Issuer and RWI entered into an Amended and Restated Loan Agreement (the “Amended Loan Agreement”), pursuant to which RWI provided an additional loan to the Issuer (the “Additional Loan” and, together with the Original Loan, the “RWI Loan”) in the principal amount of $6.0 million net of an original issue discount amount equal to $678,000, for an aggregate principal amount of $12.0 million for the RWI Loan. The RWI Loan bears interest at a rate of 12.5% per year, with the first year of interest being paid in kind on the last day of each month, and matures March 17, 2025. RWI is a private company based in Singapore that is indirectly co-owned by each of Lim Kok Thay and Genting Berhad.

In connection with the Additional Loan, on June 20, 2023, the Issuer granted RWI a warrant to purchase up to 3,000,000 Common Shares (the “RWI Warrant”) at a purchase price of $375,000, or $0.125 per whole Common Share underlying the RWI Warrant. The RWI Warrant is exercisable at an exercise price of $0.81 (and can be exercised on a cashless basis), and expires on the five (5) year anniversary of the date of issuance (or June 20, 2028).

The foregoing summary of each of the Loan Agreement, the Amended Loan Agreement, and the RWI Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Loan Agreement and the Amended Loan Agreement and the form of RWI Warrant, each of which is attached hereto as exhibits to this Amendment No. 1 and is incorporated by reference.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) As of the date hereof, Dragasac may be deemed to beneficially own 36,592,597 Common Shares, or approximately 19.6% of the Common Shares outstanding. This amount includes (i) 30,062,779 Common Shares held directly by Dragasac and (ii) 6,529,818 Common Shares that Dragasac has the right to acquire upon exercise of Warrants.

As of the date hereof, Genting Berhad may be deemed to beneficially own 39,592,597 Common Shares, or approximately 20.8% of the Common Shares outstanding. This amount includes (i) 30,062,779 Common Shares held directly by Dragasac, (ii) 6,529,818 Common Shares that Dragasac has the right to acquire upon exercise of Warrants, and (iii) 3,000,000 Common Shares that Resorts World Inc Pte. Ltd. has the right to acquire upon exercise of the RWI Warrant.

As of the date hereof, Mr. Lim may be deemed to beneficially own 40,007,954 Common Shares, or approximately 21.0% of the Common Shares outstanding. This amount includes (i) 30,062,779 Common Shares held directly by Dragasac, (ii) 6,529,818 Common Shares that Dragasac has the right to acquire upon exercise of Warrants, (iii) 3,000,000 Common Shares that Resorts World Inc Pte. Ltd. has the right to acquire upon exercise of the RWI Warrant, (iv) 269,007 Common Shares underlying a deferred compensation award issued to Mr. Lim, with an exercise price of $3.83 and an expiration date of March 24, 2031, which is currently exercisable, (v) 56,053 Common Shares that Mr. Lim has the right to acquire upon exercise of a stock option award issued to Mr. Lim, with an exercise price of $6.72 and an expiration date of September 9, 2031, which is currently exercisable, (vi) 36,145 Common Shares underlying restricted stock units awarded to Mr. Lim, which are currently exercisable, subject to Mr. Lim’s continuous service with the Issuer, and (vii) 54,152 Common Shares that Mr. Lim has the right to acquire upon exercise of a stock option award issued to Mr. Lim, with an exercise price of $4.15 and an expiration date of July 13, 2032, which is currently exercisable, subject to Mr. Lim’s continuous service with the Issuer. This amount excludes (i) 199,921 Common Shares underlying restricted stock units awarded to Mr. Lim on June 14, 2023, and (ii) 277,778 Common Shares that Mr. Lim has the right to acquire upon exercise of a stock option award issued to Mr. Lim on June 14, 2023, with an exercise price of $0.7503 and an expiration date of June 14, 2033, because each of (i) and (ii) is not exercisable within sixty days of the date hereof.

CUSIP No. 151190105	Page 6 of 7 Pages
The percentages set forth herein are based on the sum of (i) 180,530,272 Common Shares outstanding as of May 18, 2023, as reported in the quarterly report on Form 10-Q filed by the Issuer on May 22, 2023, plus the number of Common Shares issuable to each Reporting Person within sixty days, which Common Shares have been added to the total Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

Each of the Reporting Persons may be deemed to share the power to vote or direct the vote, and share the power to dispose or direct the disposition of, the 30,062,779 Common Shares held directly by Dragasac and the 6,529,818 Common Shares that Dragasac has the right to acquire upon exercise of Warrants. Each of Genting Berhad and Mr. Lim may further be deemed to share the power to vote or direct the vote, and share the power to dispose or direct the disposition of, the 3,000,000 Common Shares that RWI has the right to acquire upon exercise of the RWI Warrant. Mr. Lim may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the aggregate 415,357 Common Shares issuable to Mr. Lim upon exercise of a deferred compensation award, exercise of stock options, or vesting of restricted stock units, as described herein.

(c) The response to Item 4 is incorporated by reference herein. Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Common Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 1 is incorporated by reference herein.

Except as otherwise set forth in the Schedule 13D, as amended by this Amendment No. 1, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.5	Form of Loan Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on May 16, 2023)

Exhibit 99.6	Form of Amended Loan Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on June 21, 2023)

Exhibit 99.7	Form of RWI Warrant (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on June 21, 2023)

CUSIP No. 151190105	Page 7 of 7 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2023

Dragasac Limited

By:	/s/ Tan Kong Han
Name:	Tan Kong Han
Title:	Director

Genting Berhad

By:	/s/ Loh Bee Hong, Elaine
Name:	Loh Bee Hong, Elaine
Title:	Company Secretary

Lim Kok Thay

/s/ Lim Kok Thay